Exhibit 99.40

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. announces the successful completion of the RIGHTS OFFERING raising CAD $8.6 million

Newbury Park, CALIFORNIA, January 4, 2022 - Kolibri Global Energy Inc. (the “Company”) (TSX:KEI, OTCQB:KGEIF) is pleased to announce the successful completion of its rights offering (the “Offering”). The Offering, which expired on December 29, 2021, raised gross proceeds of approximately CAD$8.6 million.

The Company intends to drill and complete two wells in its Tishomingo Field, Oklahoma using proceeds from the Offering together with US$2,000,000 to be borrowed pursuant to a committed increase to the Company’s credit facility borrowing base if certain other conditions are satisfied, as set out in more detail in the Company’s rights offering circular dated November 23, 2021.

The Company issued a total of 32,017,670 common shares under basic subscription privileges and a total of 87,647,375 common shares under additional subscription privileges in the Offering. In addition, 3,571,428 common shares will be issued to Polygon Global Partners LLP (“Polygon”) pursuant to the Company’s Stand-By Commitment Agreement (the “Stand-By Agreement”) with Polygon, which will be in addition to the common shares acquired by Polygon under its basic subscription privilege and additional subscription privilege.

The total number of issued and outstanding common shares of the Company upon completion of the Offering will be 356,159,098.

The Company will disclose additional information regarding the number of common shares acquired in the Offering by new and existing insiders once that information is available.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. No offer, solicitation or sale of these securities shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener

+1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” as such term is used in the United States, including statements regarding the Company’s intended use of the proceeds of the Offering, its ability to drill and complete two wells in Oklahoma, the satisfaction of conditions precedent to increase the Company’s credit facility, and the increase to the Company’s credit facility on favorable terms. Forward-looking information and statements are based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that the Offering will provide sufficient liquidity to support the Company’s intended use of the proceeds therefrom. Forward-looking information and statements are subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information or statements in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, the risk that the Offering will not provide the expected liquidity or benefits to the Company’s business or operations, risks that could cause the Company to allocate the proceeds of the Offering in a manner other than as disclosed, including all of the risks related to the Company’s business, financial condition, result of operations and cash flows and those factors detailed from time to time in the Company’s interim and annual financial statements and management’s discussion and analysis of those statements, all of which are filed and available for review on sedar.com. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.